United Pan-Europe Communications
                                      UPC
                                [OBJECT OMITTED]



For immediate release



                  UPC COMPLETES TENDER OFFER FOR @ENTERTAINMENT



Amsterdam, The Netherlands - 6th August 1999: United Pan-Europe Communications today announced that its wholly owned subsidiary, Bison Acquisition Corp., had completed its tender offer for all outstanding shares of the common stock of @ Entertainment, Inc. (NASDAQ:AETN) at a price of $19.00 per share in cash.

UPC stated that based on a preliminary count, a total of 33,988,449 shares (including 318,584 shares tendered pursuant to notices of guaranteed delivery) had been tendered pursuant to the offer, which expired at 12:00 midnight, New York City time, on Thursday, August 5, 1999. All such shares have been accepted for purchase in accordance with the terms of the offer.

After giving effect to the purchase of the shares tendered, UPC will own approximately 99% of the outstanding common shares of @ Entertainment (or approximately 73% of such shares on a fully diluted basis).

UPC intends to effect the merger of Bison Acquisition Corp. into @ Entertainment as promptly as possible. All remaining @ Entertainment stockholders will be entitled to receive in the merger the same $19.00 cash price for each of their shares.

Headquartered in Amsterdam, UPC is one of the most innovative broadband communications companies in Europe and owns and operates one of the largest pan-European groups of broadband communication networks. UPC provides cable television, telephony, high-speed Internet access and programming services in twelve countries across Europe and in Israel. As of March 31st 1999, assuming completion of all recently announced acquisitions, UPC's systems passed approximately 8.5 million homes with 5.6 million basic cable subscribers. In addition, UPC systems had 118,000 telephone access lines, as well as 35,000 broadband Internet access subscribers. UPC completed an IPO in February 1999 and its shares are traded on the Amsterdam Stock Exchange ("UPC") and NASDAQ ("UPCOY").


UPC  is  a  consolidated  subsidiary  of  Denver  based  UnitedGlobalCom,   Inc.
("United"), (NASDAQ: "UCOMA"). Microsoft has an interest of approximately 7.8% in UPC.



                                     - END -
For further information:

Henrietta Hirst, Director, Group Corporate Communications, UPC
Tel: + 44 171 518 7996
Email: henrietta@upclondon.com

Robert E. Fowler III, Chief Executive Officer of @Entertainment
Tel: + 44 171 478 3800
Email: bob.fowler@atentertainment.co.uk

Donald Miller Jones, Chief Financial Officer of @Entertainment
Tel: + 44 171 478 3810
Email: donald.millerjones@atentertainment.co.uk